June 16, 2011

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street Northeast

Washington, DC 20549-7010

RE:	Allied Nevada Gold Corp.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 28, 2011

Schedule 14A Filed May 18, 2011

File No. 001-33119

Dear Mr. Schwall,

We received your letter dated June 2, 2011 concerning your comments on the above filed reports. We have prepared the following responses to your comments. The Staff’s comments are shown in bold.

Form 10-K for Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Non-GAAP Measures, page 32

1. We note you present ‘cost of sales, net of byproduct credits’ and ‘cost of sales per gold ounce sold’ as non-GAAP measures, which exclude depreciation, depletion, amortization and stripping costs. Please note, however, that cost of sales is generally understood to include all costs subtracted from revenue in deriving gross profit including depreciation, depletion, amortization and stripping costs. Please modify your disclosure here and elsewhere throughout your filings, releases and website to either present cost of sales as the term is generally accepted or derive a different non-GAAP measure with a title that is not the same or substantially similar to those used for GAAP financial measures. Refer to Item 10(e)(ii)(E) of Regulation S-K as well as FASB ASC 225-10-S99-2(b)(2), ASC 225-10-S99-8 and ‘gross margin’ within the Master Glossary to the Codification.

We will modify our future disclosure throughout our website and future filings and releases to comply with Item 10(e)(ii)(E) of Regulation S-K as well as FASB ASC 225-10-S99-2(b)(2) and ASC 225-10-S99-8. The title of our Non-GAAP measures will be “Total Cash Costs” and is not the same or substantially similar to those used for GAAP financial measures.

We would submit the following as an example of the revised “Non-GAAP Measures” note disclosure required by the referenced guidance.

Total Cash Costs

Total cash costs is a non-GAAP measure, calculated on a per ounce of gold sold basis, and includes all normal direct and indirect operating cash costs related directly to the physical activities of producing gold, including mining, processing, third party refining expenses, on-site administrative and support costs, royalties, and mining production taxes, net of by-product revenue earned from silver sales. Total cash costs provides management and investors with a measure to assess the Company’s performance against other precious metals companies and performance of the mining operations over multiple periods. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. Accordingly, the above measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The table below presents a reconciliation between non-GAAP total cash costs to costs of sales (GAAP) for the year ended December 31, 2010 (in thousands, except ounces sold and costs per ounce):

Year ended December 31, 2010
Cost of sales	$64,685
Less:
Stripping costs	(10,067)
Depreciation and amortization	(6,972)
Silver revenues	(4,842)

Total net cash costs	42,804
Gold ounces sold	102,483
Cash costs per gold ounce sold	$418

Critical Accounting Policies and Estimates, page 32

2. Please modify your disclosure of critical accounting estimates to discuss how your selected policies and estimates were made and how selecting different policies and estimates would have impacted your financial statements. This disclosure should not be a reiteration of the accounting policy disclosure in the notes to your financial statements. Please also consider using a sensitivity analysis to evaluate the variability resulting from your choice of estimates. Please refer to Part V of the Commission’s interpretative release “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.” For example, please expand your discussion and analysis to more thoroughly discuss your critical accounting policy for ore on leach pads. Your expanded disclosure should include, but not be limited to, the following:

•

An explanation of how costs relating to materials on the leach pad are captured and classified from the time materials are extracted from the mine to the final sale. This description should identify key stages in this conversion process.

•	The length of time it takes for gold and other metals to be recovered from the leach pad.

•

The assumptions used to measure metal content during each stage of the materials on the leach pad conversion process, including the techniques used to develop these assumptions and the circumstances that may change the assumptions.

•

How changes in assumptions used to measure quantity and metal content impact financial position and results of operations. Provide a sensitivity analysis that presents the dollar impact of changes in key assumptions on the balance of materials on the leach pad and net income, for each key assumption used.

•	An explanation that the ultimate recovery is unknown until leaching is completed at the end of the leach pad’s life, including disclosure of when current leaching operations are scheduled to cease.

In future filings, we will modify our disclosure of critical accounting estimates to discuss how our selected policies and estimates were made and how selecting different policies and estimates would have impacted our financial statements. We will ensure that this disclosure is not a reiteration of the accounting policy disclosure in the notes to our financial statements.

In future filings, our expanded discussion and analysis of our critical accounting policy for ore on leach pads would be as follows:

Ore on leachpads

As described below, costs that are incurred in or benefit the production process are accumulated as ore on leach pads. Ore on leach pads are carried at the lower of average cost or net realizable value. Net realizable value represents the estimated future sales price of the product based on current metals prices, less the estimated costs to complete production and bring the product to sale.

The recovery of gold from the Hycroft Mine’s oxide ore is accomplished through the heap leaching process. Under this method, oxide ore is placed on leach pads where it is treated with a chemical solution throughout the production phase of the mine, which dissolves the gold contained in the ore over time. The heap leach process ends with the production of a “pregnant” solution which contains the dissolved precious metals. The pregnant solution is further processed through conventional methods, including the Merrill Crowe and Carbon-in-Column process methods, which are treated as separate stages of work-in-process inventories. Costs are added to ore on leach pads based on current mining and processing costs, including applicable depreciation, depletion and amortization relating to mining and processing operations. Costs are transferred from ore on leach pads to subsequent stages of work-in-process inventories as the pregnant solution is treated by the conventional processing methods.

Accounting for ore on leach pads represents a critical accounting estimate because of the inherent difficulty in estimating both the amount of the gold placed that will be recovered and the timing of that recovery. The Company employs standard industry estimating methodologies in the determination of the amount and timing of gold production. The recoverable gold that is placed on the leach pad requires the estimate of the quantity of contained gold in the ore mined, and the ultimate expected recovery for that ore. The quantity of contained gold ounces in the ore is based upon surveyed volumes of mined material, daily production records, calculated densities of the ore, and assaying of blast-hole cuttings to determine the estimated gold grade contained in the ore. Expected gold recovery rates for ore placed on leach pads are developed based upon standard industry practices using small-scale laboratory tests, small to large scale column testing (which simulates the production scale processing), historical trends and other factors, including mineralogy of the ore and ore size (e.g., run of mine or crushed ore).

For distinct mining areas, the ultimate recovery of gold contained in ore on leach pad can vary significantly from 30% to more than 70% depending upon ore particle size, ore mineralogy and ore grades. Ore particle size is most commonly affected by the rock type, blasting methods, and whether a crusher is used to reduce the particle size. During each accounting period, the amount of recoverable gold for each discreet mining area is used to determine the estimated aggregate quantity of recoverable gold that was placed on the leach pad.

During normal operating conditions as much as 85% of the estimated recoverable gold on an active leach pad may be extracted during the first year and the remaining recoverable gold may be extracted over a 3 year period. The timing of gold recovery is affected by the stacking sequence on the leach pad, the time to achieve solution saturation of the leach pad material, the solution flow rate through the placed ore, the volume of solution placed on the leach pad, and the processing capacity of the Merrill Crowe and Carbon in Column circuits.

Based on current life of mine production plans, residual heap leach activities are expected to continue through 2020. Accordingly, the ultimate gold recovery will not be known until leaching operations cease.

Should the Company’s estimate of ultimate recovery require adjustment, the impact upon its income statement would depend upon whether the change involved a negative or positive change in gold recovery. If the Company determined the gold recovery decreased by 1 or 2 percent at December 31, 2010, its estimate of recoverable ounces would decrease by approximately 4,034 and 8,067 ounces, respectively, which would have resulted in a write-down of approximately $2,577,000 and $5,153,000, respectively. Whereas if the Company determined the gold recovery increased by 1 or 2 percent at December 31, 2010, its estimate of recoverable ounces would have increased by 4,034 and 8,067 ounces, respectively, and would result in a decrease to the weighted average cost per ounce in inventory to approximately $607 and $578 per ounce, respectively. This decrease in the weighted average cost would be recognized prospectively through cost of sales as a change in estimate.

Financial Statements and Supplementary Data, page 46

Consolidated Statements of Income (Loss), page 50

3. We note you present a subtotal of revenues less cost of sales. Please modify your presentation to either include all costs of sales (including depreciation, amortization and stripping costs) in this subtotal, or remove this measure from your financial statements. Refer to FASB ASC 225-10-S99-8.

In future filings, we will modify our presentation so that production costs, depreciation, amortization, and stripping costs will be reflected in a cost of sales subtotal.

4. We note you have expensed mine start-up costs relating to recommissioning the Hycroft Mine during 2008, prior to entering the production phase. Please tell us whether you considered these costs for capitalization along with other mine development costs. In your response, please address whether these costs were incurred in the development stage, as defined in paragraph (a)(4)(2) of Industry Guide 7. Additionally, please explain your basis for separately classifying these costs in your income statement.

The expensed mine start-up costs relating to recommissioning the mine were considered for capitalization along with other mine development costs. These expenditures were also considered for capitalization as long-lived assets and for inclusion in inventory.

With reference to the definitions included in paragraphs a(4)(1), a(4)2, and a(4)3 of Industry Guide 7, the Company began the 2008 calendar year in the exploration stage, transitioned to the development stage in mid-2008 and commenced production at the Hycroft Mine in October 2008. Pursuant to ASC 915-225-20 on development stage entities, we became a production stage enterprise in the first quarter of 2009 once we had significant sales revenues. The development stage at our Hycroft mine was comparatively short since the mine had most of the existing facilities to process ore on the leach pads, a complete used mining fleet was available for purchase, and the mine required a relatively small overburden removal program to access more than a de-minimus amount of ore from the Brimstone open pit. Due to the time delays inherent in the heap leach process and delays in the receipt of permits for our new onsite metal refinery, there were no sales of metal in 2008.

Since the Company had not experienced any significant revenues during 2008, we considered ourselves as a development stage entity pursuant to ASC 915-225-20 until the first quarter of 2009. As a development stage entity, we were required to follow the guidance of ASC 720-15 relating to start-up costs. Because the Company was organizing the Hycroft Mine, a new operating unit, the costs that did not relate to mine development, the construction of long-lived assets or inventory were expensed in the period incurred.

Note 2 – Summary of Significant Accounting Policies, page 53

Mine Development and Stripping Costs, page 54

5. We note you disclose that capitalization of mine development costs “that meet the definition of an asset” begins once mineralization is classified as proven and probable. Both in general and by way of example, please tell us which mine development costs you have incurred and expensed that have not met the definition of an asset.

Our description of the mine Development and Stripping costs will be modified in future filings to clearly describe mine development costs. By definition, mine development costs are those expenditures that meet the definition of an asset. Our disclosure was intended to inform the user that if certain activities are associated with the development of proven and probable reserves they are classified as mine development costs and are capitalized. If these activities do not qualify as mine development costs, they are expensed. Below is a black-lined excerpt from page 54 of our 10-K. The underlined changes are an example of how we propose to clarify this disclosure on a prospective basis.

Mine Development and Stripping Costs

Mine development costs consist primarily of the cost of removing overburden and waste materials (“stripping costs”) incurred prior to production as defined in Accounting Standards Codification 930-330-20, and development drilling and related assaying costs to delineate an ore body. The above costs incurred before mineralization is classified as proven and probable reserves are expensed as incurred.

~~Capitalization of mine development costs that meet the definition of an asset, begins once mineralization is classified as proven and probable~~. The cost of removing overburden and waste materials to access proven and probable reserves prior to the production phase of a mine are referred to as “pre-stripping costs” and are capitalized during the development of an open pit mine. Where multiple open pits exist using common processing facilities, pre-stripping costs are capitalized at each pit. Normal stripping costs are included as a component of inventory. Stripping costs in excess of those considered to be normal are expensed as incurred. Drilling and related costs are capitalized for an ore body where proven and probable reserves exist and the activities are directed at obtaining additional information on the ore body or converting non-reserve mineralization to proven and probable reserves. All other drilling costs are expensed as incurred. Drilling costs incurred during the production phase for ore control are allocated to inventory costs and then included as a component of cost of sales.

Mine development costs are amortized using the units-of-production (“UOP”) method based upon projected recoverable ounces in proven and probable reserves. Projected recoverable ounces are determined by the Company based upon its proven and probable reserves and estimated metal recovery associated with those reserves.

6. We note your policy of expensing stripping costs in excess of those you consider to be normal. We also note you have incurred striping costs as a separate operating expense in 2009 and 2010. Please tell us the nature of these costs and how you applied the guidance of FASB ASC 930-330-25-1.

Production phase stripping costs are the expenditures associated with the removal of waste and overburden once the pit has attained more than a de-minimus amount of production. Our accounting for stripping costs complies with the provisions of ASC 930-330-25-1 and the provisions of ASC 330-10.

ASC 930-330-25-1 requires mining companies to treat stripping costs incurred during the production phase as a variable production cost that should be included in the costs of inventory produced. Pursuant to this section, all stripping costs were treated as a variable production cost of inventory.

The provisions of ASC 330-10-30-4 introduce the concept of an abnormally low level of production. ASC 330-10-30-7 states that “Other items such as abnormal freight, handling costs and amounts of wasted material (spoilage) require treatment as current period charges rather than as a portion of the inventory cost.” This statement either directly relates to the excess or abnormal waste mined in a period as “abnormal … wasted material (spoilage)” or by inference as an abnormal variable production cost that is consistent with the intent of this section.

Applying this guidance, our policy is to remove the abnormal portion of variable production costs related to production phase stripping costs from our inventory and treat it as a period cost. We define abnormal stripping costs as those that exceed the life of mine strip ratio for our proven and probable ore reserves.

Sales, page 56

7. Please expand your disclosure to clarify when sales generally occur within your production process. For example, please clarify whether sales are recognized upon delivery of doré to a smelter or bullion to a buyer, and whether the transfer of title generally coincides with the physical transfer of gold and silver.

In future filings, we will expand our critical accounting policy disclosure to clarify when sales generally occur within our production process. An example of our expanded disclosure would be as follows:

Sales

All doré produced to date from the Hycroft Mine has been transported to an independent refinery. The doré and contained precious metals remain the property of the Company until it is sold to a buyer. The sales process commences when a sales order is placed with a buyer pursuant to a written agreement. Physical transfer of doré to the independent refiner precedes the transfer of title and risk of loss, which is accomplished by an irrevocable pledge of the precious metals to the buyer. Historically cash for the sale of precious metals has been received in the same accounting period as revenue is recognized assuring collectability of the amount of the underlying sales agreement.

The Company recognizes revenue on gold and silver sales when persuasive evidence of an arrangement exists, the price is fixed or determinable, the title and risk of loss have been transferred to the customer, and collectability is reasonably assured.

Schedule II – Valuation and Qualifying Accounts, page 76

8. We note your Schedule II does not appear to be audited. Please tell us how you have considered Rule 5-04(c) of Regulation S-X.

Rule 5-04(c) of Regulation S-X requires the Schedule II be examined by the independent accountant if the related financial statements are so examined. Our Schedule II is comprised of the valuation allowance on deferred tax assets and is derived from footnote #6 within of our audited financial statements. However, because our valuation allowance is disclosed in accordance with ASC 740, Schedule II is not required to be included in our Form 10-K and will be removed in future filings unless there are other valuation and qualifying accounts required to be disclosed by rule 5-04(c). If Schedule II is required to be filed in future filings, the Company will ensure that the Schedule is audited in accordance with Rule 5-04(c) of Regulation S-X.

Engineering Comments

General

9. We note that your website and some press releases refer to or use the terms “measured,” “indicated,” and “inferred,” resources. If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with cautionary language such as the following:

Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-K which may be secured from us, or from our website at http://www.sec.gov/edgar.shtml.

Please indicate the location of this disclaimer in your response.

The Company acknowledges the Staff’s comment and will continue to include the cautionary language in all press releases in which the Company refers to “measured,” “indicated” or “inferred” resources. The Company has also included the cautionary language on the Company’s website in locations where general legal disclosures and reserve and resource measures are used and can be found at the following links:

http://www.alliednevada.com/misc/legal.aspx

http://www.alliednevada.com/properties/hycroft/reserves.aspx

http://www.alliednevada.com/properties/hycroft/reports.aspx

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe we have adequately addressed your comments contained in your letter dated June 2, 2011. If you should have any additional questions or comments regarding our responses, please contact us.

Sincerely,

/s/ Hal Kirby

Hal Kirby

Executive Vice President and Chief Financial Officer